

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2019

Robert Plaschke
Chief Executive Officer
Sonim Technologies, Inc.
1875 South Grant Street
Suite 750
San Mateo, CA 94402

**Re: Sonim Technologies, Inc.**
**Registration Statement on Form S-1**
**Exhibit No. 10.11**
**Filed April 15, 2019**
**File No. 333-230887**

Dear Mr. Plaschke:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance